Exhibit 99.1

Azure Power Announces Results of the 2017 Annual General Meeting of Shareholders

New Delhi, September 25, 2017: Azure Power (NYSE: AZRE), a leading independent solar power producer in India, announced that it held its 2017 Annual General Meeting of Shareholders on September 25, 2017. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders (i) adopted the Annual Report of the Company along with the Report of the Board of Directors and the Report of the Auditors on the Financial Statements and the Form 20-F filed with SEC for the year ended 31 March 2017, (ii) ratified the appointment of Ernst & Young Associates LLP as the auditor (the “Auditor”) to audit the account of the Company for the fiscal year ending March 31, 2018 and to fix the remuneration of the Auditor, (iii) re-elected Mr. Eric Ng Yim On as the Company’s director, (iv) re-elected Mr. Cyril Sebastien Dominique Cabanes as the Company’s director, (v) re-appointed Mr. Harkanwal S. Wadhwa as the Company’s director, and (vi) increased the existing Employee Stock Options pool.

About Azure Power

Azure Power (NYSE:AZRE) is a leading solar power producer in India with a portfolio of over 1,000 MWs across 22 states/union territories. With over 150 MWs of high quality solar rooftop assets, the company has one of the largest rooftop portfolios in the country. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power